August 11, 2022

VIA EDGAR & FEDERAL EXPRESS

Joanna Lam

Raj Rajan

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Granite Ridge Resources, Inc.

Form S-4 Registration Statement

Filed May 16, 2022

File No. 333-264986

Ladies and Gentlemen:

This letter sets forth the responses of Granite Ridge Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 27, 2022, with respect to the Company’s Amendment No. 1 to its Registration Statement on Form S-4, filed on July 8, 2022, File No. 333-264986 (the “Registration Statement”).

Concurrent with the submission of this letter, we are publicly filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Registration Statement on Form S-4 Amendment No. 1, filed July 8, 2022

Questions and Answers About the Proposals for Stockholders

Q: What interests do ENPC’s current officers and directors have in the Business Combination?, page xvii

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

1.

We note your revised disclosure in response to prior comment 5. We also note you disclose that in connection with the Business Combination, 495,537 shares of ENPC Class F common stock held by the Sponsor will be converted into 1,238,393 shares of Parent common stock and each of ENPC’s independent directors will own 15,000 shares of Parent common stock, which if such shares were ENPC Class A common stock and unrestricted and freely tradeable would be valued at approximately $148,200 based on the closing price of ENPC’s Class A common stock on May 13, 2022. Please expand your disclosure to quantify the effective purchase price that the Sponsor and such independent directors paid for such shares.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xvii, xviii, 19, 20, 117 and 118 of Amendment No. 2 to quantify the effective purchase price that the Sponsor and the independent directors paid for their shares of Parent common stock.

Q: Do I have redemption rights?, page xviii

2.	We note your response to our prior comment 7 and re-issue it in part. Please identify any material resulting risks relating to public shareholders that redeem their shares but retain their warrants.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page xix of Amendment No. 2 to discuss material risks relating to public shareholders that redeem their shares but retain their warrants.

Risk Factors

Risks Related to the Business Combination

Since the Sponsor will lose its entire investment in ENPC if a business combination is not completed…, page 57

3.

We note your revised disclosure in response to prior comment 15. Please expand your disclosure to discuss that the Sponsor will benefit from the Business Combination notwithstanding the Sponsor Share Cancellation, the ENPC Class B Contribution and the surrendering and forfeiture of all ENPC private placement warrants and ENPC working capital warrants for no consideration to be effected pursuant to the Business Combination Agreement.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 57 of Amendment No. 2 to further discuss that the Sponsor will benefit from the Business Combination notwithstanding the Sponsor Share Cancellation, the ENPC Class B Contribution and the surrendering and forfeiture of all ENPC private placement warrants and ENPC working capital warrants.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 77

4.	We note ENPC’s historical accumulated deficit as of March 31, 2022 was $5,085. Please explain to us how the reclassification adjustment 3(f) in the amount of $5,855 is appropriate or revise.

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure of adjustment 3(f) on page 77 of Amendment No. 2, to reflect ENPC’s historical accumulated deficit as of March 31, 2022.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 79

5.

We note your response to prior comment 19 and reissue the comment in part. As disclosed on page F-9 and elsewhere in the filings, as of March 31, 2022 and December 31, 2021, there were $770,000 and $430,000 outstanding under the Working Capital Loans, respectively. Considering extinguishment transactions between related parties are generally considered capital transactions, it appears to us forgiveness of working capital loan from the sponsor should be recorded as a credit to equity, not a gain on extinguishment. Considering the guidance in ASC 470-50-40-2 and your adjustment 3(b), please explain to us how adjustment 4(m) is appropriate. Revise your disclosures as necessary.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure of adjustment 3(b) on page 77 and removed adjustment 4(m) on page 79 of Amendment No. 2 to reflect the forgiveness of the working capital loan as a capital transaction in accordance with ASC 470-50-40-2.

Note 1 - Basis of Presentation and Description of the Transaction, page 80

6.	We note your response to prior comment 20 that the GREP formation transactions are not between entities under common control. Please address the following issues:

•

Provide an organization chart illustrating ownership interests held by the General Partner and the Limited Partners of Fund I, Fund II and Fund III. To the extent that you have common ownership interests in each Fund either individually or as a group, please indicate this on the chart.

•

Provide us a comprehensive analysis discussing common ownership interests in Fund I, II and III held by a partner or partnerships, demonstrating and supporting your conclusion that GREP formation transactions are not between entities under common control.

RESPONSE:

The Company notes the Staff’s comment and respectfully advises the Staff as follows.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Ownership Interests held by the General Partners and Limited Partners of Fund I

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Ownership Interests held by the General Partners and Limited Partners of Fund II

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Ownership Interests held by the General Partners and Limited Partners of Fund III

In response to the Staff’s comment, we have further considered whether each of the entity’s comprising the Company’s predecessor are under common ownership interests.

The common ownership interests in Fund I, Fund II and Fund III consist of the following:

•	GREP Founders LP, a Delaware limited partnership, has 64.35% ownership of GR Partnership I (defined below) and 79.20% ownership of GR Partnership II (defined below).

•	Exceptional Alliance, LP, a Texas limited partnership, has 34.65% ownership of GR Partnership I, 19.80% ownership of GR Partnership II and 7.20% ownership of GR Partnership III (defined below).

Further, management considered the capital contributions of the individual limited partners for each respective Fund, noting that no individual limited partner has a controlling interest in any of the Funds. The largest ownership percentage held by an individual limited partner of Fund I, Fund II and Fund III is 31%, 21% and 21%, respectively.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Other than as discussed above, no other common ownership exists between Fund I, Fund II and Fund III. Pursuant to the agreement of limited partnership governing each of Grey Rock Energy Partners GP, L.P., a Delaware limited partnership (“GR Partnership I”), Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership (“GR Partnership II”), and Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership (“GR Partnership III” and together with GR Partnership I and GR Partnership II, collectively, the “Grey Rock Partnerships” and the agreements of limited partnership governing the Grey Rock Partnerships, the “GR Partnership LPAs”), any matter to be voted upon by the limited partners of a Grey Rock Partnership requires those Class A limited partners of such Grey Rock Partnership holding, in the aggregate, more than 67% of outstanding voting interests of such Grey Rock Partnership to approve such matter. Note that only the Class A limited partnership interests represent voting interests of the limited partners in the Grey Rock Partnerships. Per the terms of each of the GR Partnership LPAs, full control of each Grey Rock Partnership was provided to the general partner of such Grey Rock Partnership each of which hold a 1% interest in the respective Grey Rock Partnership. Further, each of the general partners of the Grey Rock Partnerships has expressly delegated responsibility for effectuating the applicable Fund’s investment program and the making of investment, acquisition and disposition decisions for the applicable Funds to an investment committee, each of which investment committee is comprised of Griffin Perry, Matt Miller and Kirk Lazarine. No limited partners of the Grey Rock Partnerships participate in the management or control of the business. Additionally, the limited partners of the Grey Rock Partnerships were not granted participating rights or kick-out rights in accordance with ASC 810-10-15 and there are no other agreements that would compel the entities to vote their interests in concert.

We also wanted to note that our response to prior comment #20 in our letter dated July 7, 2022 stated that the voting rights in GR Partnership II were 64.35% owned by GREP Founders, LP and 34.65% owned by Exceptional Alliance LP. Such voting ownership percentages reflected the original ownership percentages by such limited partners as of the formation of GR Partnership II but pursuant to the terms of the agreement of limited partnership of GR Partnership II such voting ownership percentages were proportionately adjusted to reflect total capital commitments made to Fund II following the final closing of capital commitments to Fund II. The current voting ownership of GREP Founders, LP and Exceptional Alliance LP in GR Partnership II are 79.2% and 19.8%, respectively, as stated above.

7.

We note your response to prior comment 20. We noted several factors, such as relative voting rights, size of single minority voting interest, composition of the governing body, size, the basis of pre combination carrying amounts i.e. historical assets, revenues, and earnings, combining entities’ relative asset sizes on the basis of their fair values, the party that ultimately will have the most influence on the combined enterprise and an evaluation of all these factors in the aggregate, appear to indicate that Fund III as the accounting acquirer. However, you state that the ongoing management structure of all three funds prior to the GREP formation transaction was determined to be a more determinative factor in your evaluation of the accounting acquirer. Please provide us a robust discussion explaining in detail the ongoing management structure, its significance and how this sole determinative factor in your evaluation of the accounting acquirer is appropriate rather than an evaluation of all factors in the aggregate, as discussed above. Refer to the guidance in paragraphs ASC 805-10-55-10 through 55-15 and revise your disclosures as appropriate.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that while the management structure was identified as the most determinative factor in determining the accounting acquirer, each of the factors discussed within ASC 805-10-55-10 through 55-15 were considered individually and, in the aggregate, as discussed below.

In accordance with ASC 805-10-55-10, the general guidance in ASC 810-10 was considered, which states that the usual condition to have a controlling interest is to have the majority of the voting interest in an entity. However, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer. If the determination of the acquiring entity (the controlling entity) is not clearly indicated (i.e. the acquirer is not “obvious”) then the guidance in ASC 805-10-55-11 through 55-15 must be considered in order to determine the accounting acquirer.

Assessment of Voting Interests

The largest ownership percentage held by an individual partner of Fund I, Fund II and Fund III is 31%, 21% and 21%, respectively. Therefore, none of the limited partners of the Grey Rock Funds have control over the individual Grey Rock Funds.

Following the business combination, as noted within the Beneficial Ownership of Securities table on pages 276 and 277 of Amendment No. 2 of the Registration Statement, Fund III is expected to hold between 55.2% (assuming no redemptions) and 72.6% (assuming maximum redemptions) of the outstanding shares of Granite Ridge Resources. In the case of Fund III, the largest ownership interest held by an individual partner in Fund III is 21%. As such, while Fund III will hold, in the aggregate, a majority ownership interest of the Company, no individual limited partner will hold a majority ownership, nor will any individual limited partner have voting control over the shares until such shares are distributed by Fund III to its limited partners. Given this fact pattern, management concluded that voting rights are not a decisive factor, and the guidance in ASC 805-10-55-11 through 55-15 must also be considered.

Transfer of Cash

Per ASC 805-10-55-11, in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

The aggregate consideration to be paid in the Transactions to the direct or indirect owners of GREP will consist of 130.0 million shares of the Company’s common stock. The number of shares of the equity consideration was determined based on a $10.00 per share value. As this business combination will be affected primarily through the exchange of equity interests rather than the transfer of cash or other assets, the transfer of cash was determined not to be a conclusive factor in determining the accounting acquirer.

Exchange of Equity Interests

Per ASC 805-10-55-12, in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, ASC 805-10-55-15 states that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer. As noted above, the Company will be formed to effectuate the business combination and will issue shares of its common stock. In accordance with ASC 805-10-55-15, the Company will not be designated as the accounting acquirer, and therefore, the other pertinent facts and circumstances for a business combination effected by the exchange of equity interests, as outlined in ASC 805-10-55-12, have been considered below. These factors include:

•	The relative voting rights of the combined entity after the business combination;

•	The existence of a large minority voting interest in the combined entity;

•	The composition of the governing body of the combined entity;

•	The composition of the senior management of the combined entity;

•	The terms of the exchange of equity interests.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

The Relative Voting Rights of the Combined Entity

The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. As noted above, Fund III is expected to hold between 55.2% (assuming no redemptions) and 72.6% (assuming maximum redemptions) of the outstanding shares of the Company post-transaction. If all of the shares of the Grey Rock Funds are distributed to the individual limited partners in each of the Grey Rock Funds, the largest ownership interest held by an individual limited partner would be less than 20%.

Of the 48 individual limited partners of Fund III, the majority are represented by endowment funds held by universities, museums and state retirement programs. These limited partnership interests are held by passive investors who are not engaged in the business of managing Fund III’s non-operated oil and gas properties, and there are no other agreements that would compel the entities to vote their interests in concert. As such, none of the limited partners of Fund III will hold a majority of the voting rights, despite Fund III being allocated the most significant portion of outstanding shares.

The Existence of a Large Minority Voting Interest in the Combined Entity

See the discussion under The Relative Voting Rights of the Combined Entity above. As previously stated, if all the shares held by the Grey Rock Funds are distributed to the individual limited partners in each of the Grey Rock Funds, the largest ownership interest held by an individual limited partner would be less than 20%.

The Composition of the Governing Body of the Combined Entity

As noted within the Staff’s comment, the ongoing management structure was identified as a more determinative factor in the assessment of the accounting acquirer. Refer below for a robust discussion of the factors that contributed to management’s conclusion:

Fund I was established in 2014 following a capital raise by Grey Rock Energy Partners. The capital was invested in non-operated working interests in diversified upstream oil and gas assets across North America. At the time, Fund I had three approved executive officers and founders, consisting of Kirk Lazarine, Matthew Miller and Griffin Perry. In accordance with the Limited Partnership Agreement, the approved executive officers were charged with devoting a majority of their business time and attention to managing the fund. The successful performance of Fund I allowed Grey Rock Energy Partners to hold an additional capital raise in 2016, leading to the establishment of Fund II. The same three executive officers and founders who oversaw the operations of Fund I became the approved executive officers of Fund II. Similarly, the business concept of investing in non-operated working interests in oil and gas properties that was used to develop Fund I was then used to develop Fund II.

Lastly, following the growth of Fund II, a third capital raise was held in 2018 to establish Fund III. The same three executive officers that were currently overseeing Funds I and II were appointed to manage Fund III. Using the same strategy, Fund III invested in non-operated oil and gas properties in North America. As such, prior to the contemplated de-SPAC transaction, all three Funds were managed and operated in a manner consistent with the initial management and operations of Fund I. Without the success of Fund I, subsequent capital raises to establish Funds II and III would not have occurred.

In order to effectuate the de-SPAC transaction, Executive Network Partnering Corporation (“ENPC”) will acquire all three funds, which were determined not to be under common control from an accounting perspective. As such, the three funds will be merged into a single entity via the GREP Formation Transaction. The business purpose of the combined entity, to invest in non-operating oil and gas properties, remains consistent with the individual funds. The same three executive officers that have overseen the individual funds since the inception of Fund I in 2014 will oversee GREP Holdings, LLC upon its formation and ultimately the Company.

Upon the consummation of the de-SPAC transaction, GREP Merger Sub, LLC will merge with and into GREP Holdings, LLC with GREP Holdings, LLC surviving as the wholly-owned subsidiary of the newly established public entity, Granite Ridge Resources, Inc. (the Company). The board of directors of the Company will initially consist of seven members. Of these seven members, three are sourced from the Fund I executive officers with the following titles, post-closing.

•	Matthew Miller: Director and Co-Chairman of the Board

•	Griffin Perry: Director and Co-Chairman of the Board

•	Kirk Lazarine: Director

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Additionally, the existing Grey Rock management team will have a fourth seat on the seven-member board with Thaddeus Darden, a current Grey Rock Partner, joining the board as a Director, post-closing. Thaddeus Darden joined Grey Rock in 2014 and has been a Partner within Grey Rock Energy Partners since 2018. The seven-member board will assume the management responsibilities of the Company following the closing of the de-SPAC transaction. As the Grey Rock management team will hold a majority of the board seats, they will have the ability to direct the operations of the Company through a majority vote. Given these facts, management concluded that this factor was a strong indicator that Fund I should be considered the accounting acquirer under ASC 805-10-55-10 through 55-15.

The Composition of the Senior Management of the Combined Entity

Senior management of the Company will consist of Luke C. Brandenberg as President and Chief Executive Officer (“CEO”), and Tyler S. Farquharson as Chief Financial Officer (“CFO”). Management notes that the CEO and CFO were not part of Grey Rock’s senior management prior to the GREP formation transactions. As such, the composition of the senior management of the combined entity does not suggest that one Fund should be the accounting acquirer over another.

The Terms of the Exchange of Equity Interests

Per review of ASC 805-10-55-12, the acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities. Because it is the public shareholders that will ultimately pay a premium for outside equity interests, the terms of the equity exchange do not suggest that one Fund should be the accounting acquirer over another.

Historical Financial Information of the Funds

Per ASC 805-10-55-13, the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. In assessing the relative size of the entities, management’s assessment of the accounting acquirer began with 2019, which would represent the initial year presented in the predecessor Fund’s audited financial statements, given the effective date of the transaction. As ENPC was established on June 22, 2020, three years of audited financial statements must be presented for the predecessor. As noted within the Company’s Form S-4 Registration Statement, and in response to the Staff’s prior comment #20, we believe that Fund I is the acquirer and predecessor entity. Therefore, 2019 is the earliest period to be presented, and marks the beginning of the assessment period. Refer below for a summary of the key financial metrics of Fund I, Fund II and Fund III for the fiscal years ended 2021, 2020 and 2019.

In millions

	2021			2020			2019
	Fund I	Fund II	Fund III	Fund I	Fund II	Fund III	Fund I	Fund II	Fund III
Assets	$17	$174	$356	$41	$187	$193	$51	$211	$127
Liabilities	$2	$28	$42	$8	$28	$14	$10	$36	$18
Revenues	$10	$82	$198	$10	$49	$28	$13	$94	$23
Income (loss)	$4	$16	$89	$(8)	$(13)	$(3)	$4	$22	$(3)

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

As noted above, the success of Fund I led to increasingly larger capital raises for the subsequent funds, as illustrated by the materiality of Fund II and Fund III’s assets as of December 31, 2021, 2020 and 2019. As Fund III was not founded until 2018, its operations were still in the startup phase in 2019. In 2020 the Funds experienced a decline in revenues due to the impacts of COVID-19 which caused a drastic decline in the demand for crude oil and natural gas, reducing spot and future prices of crude oil to historic lows in the second quarter of 2020. Due to the adverse conditions and their effect on proved reserve values, management recorded a $6 million loss on impairment within the Fund I 2020 results of operations. Based on the aforementioned factors, the historical results of operations during 2020 were determined to be an anomaly, and not indicative of the expected performance of the funds. Fund III experienced significant growth during 2021, driven by favorable oil and natural gas prices and acquisitions of oil and natural gas properties.

In summary, based on the foregoing facts, the relative size and performance of each Fund has changed throughout the assessment period due to macro-economic factors and the relative stage of each Funds development. While the historical performance and relative size of the Funds were considered as part of management’s assessment of the accounting acquirer, this was determined to not be a decisive factor in the assessment.

The Estimated Fair Value of the Funds

As part of management’s assessment of the accounting acquirer, conclusions that would provide the most meaningful information to users of the financial statements were also considered.

Under the guidance in ASC 805-50, management determined that the three Funds are not under common control. Therefore, the acquisition should be accounted for as a business combination in accordance with ASC 805 and recorded at fair value. The fund determined to be the accounting acquirer will be recorded at historical cost, while the other funds will be stepped-up to fair value as currently presented in the unaudited pro forma financial statements.

As the Business Combination (as defined in the registration statement) will be accounted for as a reverse capitalization, the fund determined to be the accounting acquiror (legal acquiree) would be presented at its historical cost basis. Management acknowledges that Fund II and Fund III have the largest pre-tax net asset basis as of March 31, 2022 and believes that stepping up the larger asset basis to fair value is more indicative of the actual valuation of the transaction, and the most meaningful prospective financial presentation to a user of the post close financial statements. In contrast, if Fund III were to be the accounting acquirer (and predecessor) and Funds I and II were recorded at their pre-tax estimated fair value, a large discrepancy would exist between the pre-tax fair value of assets acquired and the overall indicative fair value of the Business Combination.

Refer below for a summary of the historical pre-tax net assets and pre-tax estimated fair value of the funds. The unaudited pro forma condensed combined balance sheet as of March 31, 2022 prepared under the assumption that 1) Fund I is the accounting acquirer and 2) Fund III is the accounting acquirer, have also been included. As shown under assumption #2, the estimated merger consideration is substantially lower assuming Fund III is the accounting acquirer. Based on the aforementioned factors and the analysis illustrated below, management concluded that the estimated fair value of the funds indicates that Fund I is the accounting acquirer.

March 31, 2022

(in millions)

	Historical Net Assets			Pre-Tax Est. Fair Value
	Fund I	Fund II	Fund III	Fund I	Fund II	Fund III
Pre-Tax Net Assets	$15	$150	$342	$30	$316	$954

The below tables illustrate the estimated pro forma oil and gas properties to be acquired prior to the establishment of deferred taxes, as well as the estimated GREP Formation Consideration payable under the assumption that 1) Fund I is the accounting acquirer and 2) Fund III is the accounting acquirer.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

March 31, 2022

(pre-tax, in millions)

	Assuming Fund I as the Accounting Acquirer		Assuming Fund III as the Accounting Acquirer
Cost basis – Fund I	$15	Cost basis – Fund III	$324
Pre-Tax Est. Fair Value – Fund II	$325	Pre-Tax Est. Fair Value – Fund I	$30
Pre-Tax Est. Fair Value – Fund III	$937	Pre-Tax Est. Fair Value – Fund II	$325

Pro Forma Oil & Gas Properties	$1,277	Pro Forma Oil & Gas Properties	$679
Est. GREP Formation Consideration (for Funds II and III)	$1,270	Est. GREP Formation Consideration (for Funds I and II)	$346

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Pre-Tax Pro Forma Balance Sheet as of March 31, 2022 assuming Fund I as the accounting acquirer

					Assuming No Redemptions						Assuming Max Redemptions
	Historical				Transaction Accounting Adjustments
(in thousands)	ENPC	Fund I	Fund II	Fund III	GREP Formation Transaction (Note 2a)		Business Combination		Pro Forma Combined		Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current Assets:
Cash	$153	$864	$8,112	$10,771	$(262)		$414,080	3a	$433,718		$(409,079	) 3g	$24,639
Prepaid expenses	118	—	—	—	—		—		118		—		118
Revenue receivable	—	1,201	15,732	44,384	—		—		61,317		—		61,317
Advances to operators	—	9	—	20,143	—		—		20,152		—		20,152
Other assets	—	—	26	42	—		—		68		—		68
Contributions receivable	—	—	—	10	—		—		10		—		10
Other Receivable	—	—	—	473	—		—		473		—		473

Total current assets	271	2,074	23,870	75,823	(262)		414,080		515,856		(409,079)		106,777
Property and equipment (successful efforts):
Oil and gas properties, successful efforts method	—	44,591	315,739	432,546	513,146		—		1,306,022		—		1,306,022
Accumulated depletion	—	(29,520)	(156,863)	(108,162)	265,025		—		(29,520)		—		(29,520)

Total property and equipment, net	—	15,071	158,876	324,384	778,171		—		1,276,502		—		1,276,502
Cash deposit	—	—	300	—	—		—		300		—		300
Investments held in trust account	414,080	—	—	—	—		(414,080	) 3a	—		—		—

Total assets	$414,351	$17,145	$183,046	$400,207	$777,909		$—		$1,792,658		$(409,079)		$1,383,579

Liabilities, stock subject to possible redemption, partners’ capital and stockholders equity
Current Liabilities:
Accounts payable	$94	$—	$—	$—	$—		$—		$94		$—		$94
Accounts payable—related party	40	—	—	—	—		—		40		—		40
Convertible note—related party	770	—	—	—	—		(770	) 3b	—		—		—
Accrued expenses	1,227	466	5,416	9,281	(305)		37,000	3c	53,085		—		53,085
Other payable	—	175	—	—	—		—		175		—		175
Derivative liabilities—current	—	392	8,674	17,670	—		—		26,736		—		26,736
Credit facilities—current	—	700	17,000	28,949	43		—		46,692		—		46,692
Distributions payable	—	—	—	—	—		—		—		—		—
Related party payable	—	—	—	—	—		—		—		—		—
Franchise tax payable	49	—	—	—	—		—		49		—		49

Total current liabilities	2,180	1,733	31,090	55,900	(262)		36,230		126,871		—		126,871
Long-term liabilities:
Asset retirement obligations	—	248	1,750	963	—		—		2,961		—		2,961
Credit facilities—noncurrent	—	—	—	—	—		—		—		—		—
Derivative liabilities—noncurrent	—	36	101	1,203	—		—		1,340		—		1,340
Deferred income taxes	—	—	—	—	[—	]	—		[—	]	—		[—	]
					[—	] 2b
Derivative warrant liabilities	3,256	—	—	—	—		(48	) 3d	3,208		—		3,208

Total liabilities	5,436	2,017	32,941	58,066	(262)		36,182		134,380		—		134,380
Class A common stock subject to possible redemption	414,000	—	—	—	—		(414,000	) 3e	—		—		—
Partners’ capital and stockholders equity
General partner	—	130	1,534	22,601	(24,265)		—		—		—		—
Limited partners	—	14,998	148,571	319,540	(483,109)		—		—		—		—

Total partners’ capital	—	15,128	150,105	342,141	(507,374)		—		—		—		—
Class A common stock	0	—	—	—	—		(0	) 3e	—		—		—
Class B common stock	0	—	—	—	—		(0	) 3e	—		—		—
Class F common stock	0	—	—	—	—		(0	) 3e	—		—		—
Accumulated deficit	(5,085)	—	—	—	—	2b	5,085	3f	—		—		—
ParentCo Class A common stock	—	—	—	—	1,300		426	3e	1,726		(409	) 3g	1,317
Additional paid in capital	—	—	—	—	1,284,245		372,307	3b,c,d,e,f	1,656,552		(408,670	) 3g	1,247,882

Total partners’ capital, stock subject to possible redemption and stockholders equity	408,915	15,128	150,105	342,141	778,171		(36,182)		1,658,278		(409,079)		1,249,199

Total liabilities, stock subject to possible redemption, partners’ capital and stockholders equity	$414,351	$17,145	$183,046	$400,207	$777,909		$—		$1,792,658		$(409,079)		$1,383,579

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Pre-Tax Pro Forma Balance Sheet as of March 31, 2022 assuming Fund III as the accounting acquirer

					Assuming No Redemptions						Assuming Max Redemptions
	Historical				Transaction Accounting Adjustments
(in thousands)	ENPC	Fund I	Fund II	Fund III	GREP Formation Transaction (Note 2a)		Business Combination		Pro Forma Combined		Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current Assets:
Cash	$153	$864	$8,112	$10,771	$(262)		$414,080	3a	$433,718		$(409,079)	3g	$24,639
Prepaid expenses	118	—	—	—	—		—		118		—		118
Revenue receivable	—	1,201	15,732	44,384	—		—		61,317		—		61,317
Advances to operators	—	9	—	20,143	—		—		20,152		—		20,152
Other assets	—	—	26	42	—		—		68		—		68
Contributions receivable	—	—	—	10	—		—		10		—		10
Other Receivable	—	—	—	473	—		—		473		—		473

Total current assets	271	2,074	23,870	75,823	(262)		414,080		515,856		(409,079)		106,777
Property and equipment (successful efforts):
Oil and gas properties, successful efforts method	—	44,591	315,739	432,546	(6,005)		—		786,871		—		786,871
Accumulated depletion	—	(29,520)	(156,863)	(108,162)	186,383		—		(108,162)		—		(108,162)

Total property and equipment, net	—	15,071	158,876	324,384	180,378		—		678,709		—		678,709
Cash deposit	—	—	300	—	—		—		300		—		300
Investments held in trust account	414,080	—	—	—	—		(414,080)	3a	—		—		—

Total assets	$414,351	$17,145	$183,046	$400,207	$180,116		$—		$1,194,865		$(409,079)		$785,786

Liabilities, stock subject to possible redemption, partners’ capital and stockholders equity
Current Liabilities:
Accounts payable	$94	$—	$—	$—	$—		$—		$94		$—		$94
Accounts payable—related party	40	—	—	—	—		—		40		—		40
Convertible note—related party	770	—	—	—	—		(770)	3b	—		—		—
Accrued expenses	1,227	466	5,416	9,281	(305)		37,000	3c	53,085		—		53,085
Other payable	—	175	—	—	—		—		175		—		175
Derivative liabilities—current	—	392	8,674	17,670	—		—		26,736		—		26,736
Credit facilities—current	—	700	17,000	28,949	43		—		46,692		—		46,692
Distributions payable	—	—	—	—	—		—		—		—		—
Related party payable	—	—	—	—	—		—		—		—		—
Franchise tax payable	49	—	—	—	—		—		49		—		49

Total current liabilities	2,180	1,733	31,090	55,900	(262)		36,230		126,871		—		126,871
Long-term liabilities:
Asset retirement obligations	—	248	1,750	963	—		—		2,961		—		2,961
Credit facilities—noncurrent	—	—	—	—	—		—		—		—		—
Derivative liabilities—noncurrent	—	36	101	1,203	—		—		1,340		—		1,340
Deferred income taxes	—	—	—	—	[— ]		—		[—	]	—		[—	]
					[— ]	2b
Derivative warrant liabilities	3,256	—	—	—	—		(48)	3d	3,208		—		3,208

Total liabilities	5,436	2,017	32,941	58,066	(262)		36,182		134,380		—		134,380
Class A common stock subject to possible redemption	414,000	—	—	—	—		(414,000)	3e	—		—		—
Partners’ capital and stockholders equity
General partner	—	130	1,534	22,601	(24,265)		—		—		—		—
Limited partners	—	14,998	148,571	319,540	(483,109)		—		—		—		—

Total partners’ capital	—	15,128	150,105	342,141	(507,374)		—		—		—		—
Class A common stock	0	—	—	—	—		(0)	3e	—		—		—
Class B common stock	0	—	—	—	—		(0)	3e	—		—		—
Class F common stock	0	—	—	—	—		(0)	3e	—		—		—
Accumulated deficit	(5,085)	—	—	—	—	2b	5,085	3f	—		—		—
ParentCo Class A common stock	—	—	—	—	1,300		426	3e	1,726		(409)	3g	1,317
Additional paid in capital	—	—	—	—	686,452		372,307	3b,c,d,e,f	1,058,759		(408,670)	3g	650,089

Total partners’ capital, stock subject to possible redemption and stockholders equity	408,915	15,128	150,105	342,141	180,378		(36,182)		1,060,485		(409,079)		651,406

Total liabilities, stock subject to possible redemption, partners’ capital and stockholders equity	$414,351	$17,145	$183,046	$400,207	$180,116		$—		$1,194,865		$(409,079)		$785,786

Other Factors

The unaudited Q1 2022 interim financial statements and the audited 2021 and 2020 annual financial statements of Fund II and Fund III are included within the Registration Statement (audited under AICPA standards). As such, investors have access to historical financial information of all three funds. Should the audited financial statement of 2020 and 2021 of Funds II and III, and the pre-close financial information be considered meaningful, it can be added as an appendix to the 2022 Form 10-K to ensure subsequent investors in the combined company have access to all of the pre-close audited historical financial statements of all the funds.

Conclusion

Staff guidance and general market practice indicates that no one factor should be determinative when assessing the accounting acquirer, but rather the assessment should be based upon a collective evaluation of all factors based on the facts and circumstances as a whole. In considering the multiple factors outlined above in light of the Company’s and the Funds’ specific facts and circumstances, management has concluded that, in the aggregate, the factors noted indicate that Fund I is the accounting acquirer for accounting purposes and ultimately the predecessor for financial reporting purposes.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 6 - Supplemental Pro Forma Oil and Natural Gas Reserve Information

Production, Price and Production History, page 85

8.

We note your revisions in response to prior comment 35. Please modify your disclosure of pro forma oil, natural gas and Boe reserve information on pages 85 through 86 to clarify the individual product type represented in each table, e.g. Pro Forma Oil Reserves (MBbl), Pro Forma Natural Gas Reserves (MMcf), and Total Pro Forma Reserves (MBoe).

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure of pro forma oil, natural gas and Boe reserve information on pages 85 through 86 of Amendment No. 2, to clarify the individual product type represented in each table.

Proposal No. 1 - The Business Combination Proposal

Background to the Business Combination, page 107

9.

Please revise this section to discuss in more detail how the equity ownership of the company was determined. Please discuss all negotiations regarding the key forfeiture provisions for the Sponsor and other holders of Class F shares and all other negotiations regarding the Sponsor’s equity position.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 109 and 110 of Amendment No. 2 to discuss in more detail how the equity ownership was determined and to discuss the negotiations regarding the key forfeiture provisions for the Sponsor and the other holders of Class F shares and regarding the Sponsor’s equity position.

10.

We note you disclose that Evercore was engaged as a capital markets advisor to ENPC in September 2020, but that Evercore did not provide any financial advisory or other services to ENPC, and only acted on behalf of Grey Rock, in connection with the Business Combination. Please revise to clarify Evercore’s role and any services rendered in advising ENPC from January 2022, the date the Grey Rock Funds initially engaged Evercore to provide financial advisory services, and May 2022, when ENPC and Evercore agreed to terminate Evercore’s engagement as ENPC’s capital markets advisor. In addition, please disclose how ENPC’s board considered any related conflict of interest in negotiating and recommending the business combination and include risk factor disclosure highlighting the potential conflicts of interests involving Evercore due to its dual role as advisor to ENPC and the Funds. In that regard, we note you disclose on page 129 that Evercore’s financial interests tied to the consummation of the Business Combination and prior concurrent representation of ENPC and the Funds may give rise to potential conflicts of interest in services provided by Evercore in connection with the Business Combination.

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure on pages 22, 61, 109, 110, 113 and 130 of Amendment No. 2 to clarify Evercore’s role and reflect that no services have been rendered to ENPC since January 2022.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 129

11.

We note you disclose that Evercore waived its cash fee for serving as Evercore’s capital markets advisor in connection with a potential business combination that was equal to 2.25% of the gross proceeds of ENPC’s initial public offering. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify ENPC’s current relationship with Evercore.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure on pages 109, 110, 113, and 130 of Amendment No. 2 to clarify ENPC’s current relationship with Evercore and describe how the waiver of Evercore’s cash fee for serving as capital markets advisor was obtained.

12.

We note your revised disclosure in response to prior comment 30 states that the Funds will pay Evercore a fee of between $6.5 million and $11.5 million if a business combination is completed. Please clarify how Evercore will be compensated, including the factors that will be considered in determining the amount that will be paid within the disclosed range.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 130 of Amendment No. 2 to clarify how Evercore will be compensated.

Properties of Grey Rock

Proved Undeveloped Reserves, page 201

13.

We note the discussion of the revisions of previous estimates that occurred in your proved undeveloped reserves for Funds I, II, and III identifies and quantifies the changes due to prices and further indicates “there were no adjustments attributable to well performance as a result of the increase in crude oil and natural gas prices.” Please refer to prior comment 34 and revise your disclosure, if necessary, to separately quantify the changes, including offsetting changes, due to prices and the changes due to well performance. If there were no changes in the net quantities due to well performance, please modify your explanation relating to the changes due to performance.

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure on pages 203 and 204 of Amendment No. 2 to clarify that there were no changes in net quantities due to well performance.

Production, Price and Production Expense History, page 204

14.

We note your revisions made in response to prior comment 36. Please consider modifying your disclosure of the net production volumes on pages 205 through 208 to utilize the measurement units of MBbl, MMcf, and MBoe for consistency with the production volumes disclosed in the remainder of the filing.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

RESPONSE:

In response to the Staff’s comment, we have revised our disclosure of net production volumes on pages 207 through 210 of Amendment No. 2 for consistency in the filing. In addition, for consistency, we have also revised the net production disclosures (e.g. MBbl, MMcf and MBoe) on pages 221, 224, 227, 235, 238, 246 and 249 of Amendment No. 2.

Grey Rock’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources - Fund I, page 226

15.

We note significant fluctuations in Fund I, II and III in cash provided by operating activities, during the periods presented. Please revise your discussions of Fund I, II and III, to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosures should also include a discussion of the underlying reasons for material changes in operating assets and liabilities that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 229, 231, 232, 240, 242, 243, 251 and 253 to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in our operating cash flows for the periods presented.

General

16.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 11, 2022

ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm that the Sponsor itself is not, nor is it “controlled” for CFIUS purposes by or has substantial ties with, a non-U.S. person. Additionally, while an immaterial amount of the Funds’ limited partners accounting for less than 1.0% of the voting power of the Combined Company are, or are controlled by, non-U.S. persons, to the best of our knowledge, no other individual or entity associated with or otherwise involved in the transaction, including the other Funds’ limited partners, is a non-U.S. or otherwise prohibited person, is “controlled” for CFIUS purposes by, or has substantial ties with, a non-U.S. or otherwise prohibited person. As a result, we do not anticipate the transaction being subject to review by CFIUS.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated July 27, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer, at (713) 836-3334 or Anne G. Peetz at (713) 836-3711.

Sincerely,

/s/ Alex J. Dunn
Name:	Alex J. Dunn
Title:	Chief Executive Officer and
Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Christian Nagler, Kirkland & Ellis LLP

Wayne Williams, Kirkland & Ellis LLP

Anne G. Peetz, Kirkland & Ellis LLP